Mail Stop 3233
                                                                    July 23,
2018

     Via E-mail
     Panagiotis Lazaretos
     Chief Executive Officer
     Thenablers, Inc.
     30 Wall Street (8th Floor)
     New York, NY 10005

            Re:      Thenablers, Inc.
                     Amendment No. 1 to Registration Statement on Form S-1 Filed July 5, 2018
                     File No. 333-225239

     Dear Mr. Lazaretos:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2018 letter.

     General

        1. We note your response to comment 3 that no selling stockholder is a broker-dealer.
           Please also confirm that no selling stockholder is an affiliate of a broker-dealer.
           Alternatively, please revise your disclosure to state that the corresponding seller is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, in connection with a selling shareholder who is an affiliate of a broker-dealer, please disclose if true, that:

                     the selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

                     at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
 Panagiotis Lazaretos
Thenablers, Inc.
July 23, 2018
Page 2


        If you are unable to make these representations, please disclose that the selling shareholder is an underwriter.

Description of Business, page 17

    2. We note your disclosure on page 33 discussing the commission agreement between the registrant and Thenablers Ltd. Please expand your business disclosure to discuss the material terms of the commission agreement, and how this agreement fits into your business plan.

Selected Financial Data and Management's Discussion and Analysis, page 23

Plan of Operation, page 25

    3. We note your response to comment 8. Please expand your disclosure to discuss in greater detail the reasonable basis for your forecasts and the limitations of presenting forecasted information for fiscal years 2018 and 2019. Reference is made to Item 10(b) of
       Regulation S-K. Your revised disclosure should include but not be limited to:

               A discussion of the specific steps necessary to begin generating revenues.

               The known and expected values of the contracts acquired through your network.

               A discussion, in sufficient detail, of your reasonable basis for relying on assumptions based on the prior performance of the network representative, the prior performance of goods and services, or estimates based on management's prior experience.

Directors and Executive Officers, page 27

    4. We note your response to comment 9 detailing the backgrounds of the directors and your position that the biographical information provided satisfies the requirements of Item
       401(e) of Regulation S-K. However, your disclosure does not specifically identify which pieces of each director's biography led to the conclusion that the person should serve as a director. Please revise your disclosure to specifically identify the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Signatures, page 39

    5. Please revise your signatures page to clarify which officer or officers are signing in the capacity as your principal executive officer, principal financial officer, and principal accounting officer or controller. Please also update the first paragraph of the signatures
 Panagiotis Lazaretos
Thenablers, Inc.
July 23, 2018
Page 3

        page so that the date corresponds to the date of the amendment to the registration statement. Please refer to Instructions to Signatures on Form S-1.

Exhibits

    6. We note your revised disclosure on page 33 in response to comment 10 that Thenablers
       Ltd. and the registrant entered into a formal cooperation according to a commission agreement. Please file the commission agreement as an exhibit per Item 601(b)(10) of
       Regulation S-K.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz,
Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3391 with any other questions.


                                                             Sincerely,

                                                             /s/ Erin E. Martin

                                                             Erin E. Martin
                                                             Legal Branch Chief
                                                             Office of Real
Estate and
                                                             Commodities